Exhibit (b)(2)

English Language Summary of Debt Financing Agreement, dated April 9, 2012, by and among

Asahi Kasei Corporation, UBS AG, Tokyo Branch, Sumitomo Mitsui Banking Corporation

and certain lenders party thereto

Parties	The Lenders, the Borrower and the Facility Agent.

Lenders	UBS AG, Tokyo Branch, Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited.

Borrower	Asahi Kasei Corporation.

Mandated Lead Arrangers	UBS AG, Tokyo Branch, Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Norinchukin Bank.

Lead Arranger	Sumitomo Mitsui Trust Bank, Limited.

Facility Agent	Sumitomo Mitsui Banking Corporation.

US Holdco	Asahi Kasei Holdings US, Inc., a wholly-owned subsidiary of the Borrower.

Acquiror	Asclepius Subsidiary Corporation, a wholly-owned subsidiary of the US Holdco.

Target	Zoll Medical Corporation.

Facilities	(a) an A term loan facility in the aggregate amount of $500,000,000; and (b) a B term loan facility in the aggregate amount of JPY144,500,000,000.

Term	(a) A term loan facility – 6 months from the initial drawdown date; and (b) B term loan facility – 6 months from the initial drawdown date.

Purpose of Facilities

The proceeds of the Facilities will be applied in or towards the following purposes through an intra-company loan to and/or an equity investment in the US Holdco:

(a)     financing the consideration payable by the Acquiror for shares in the Target under the Offer (including during any extension or subsequent offering period);

(b)     if applicable, financing the purchase of the authorized and unissued shares of the Target from the Target pursuant to the option granted to the Acquiror under the Merger Agreement;

(c)     financing the consideration payable by the Acquiror to minority shareholders of the Target in the process of the Merger; and

(d)     financing agreed fees, costs and other expenses associated with the Transaction.

Availability of Facilities	The Facilities will be available in up to two drawdowns. The initial drawdown will be made on or after the date of the consummation of the Offer, and the second drawdown will be made on or before the three-month anniversary of the initial drawdown. The A term loan facility and the B term loan facility will be borrowed on a pro rata basis.

Interest	(a) A term loan facility loans will bear interest at the USD LIBOR for one month plus a margin of 0.20% per annum.

(b) B term loan facility loans will bear interest at the JPY TIBOR for one month plus a margin of 0.05% per annum. Interest is to be paid on the last day of each interest period.

Default Interest	The interest rate shall increase by 14% per annum on any overdue amount.

Commitment Fee

Borrower will pay a commitment fee on the undrawn portion of each lender’s total commitment equal to:

(a)     0.05% per annum for the A term loan facility; and

(b)     0.025% per annum for the B term loan facility.

Representations and Warranties	The Borrower makes the representations and warranties set out below to each Finance Party:

(a)     Corporate existence – Each of the Borrower, the US Holdco and the Acquiror is duly incorporated and validly existing under the laws of its respective jurisdiction of incorporation.

(b)     Power and authority – Each of the Borrower, the US Holdco and the Acquiror has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Acquisition Documents and the Finance Documents. The entry into, performance and delivery of the Acquisition Documents and the Finance Documents are within the scope of the corporate purpose of each of the Borrower, the US Holdco and the Acquiror. Each of the signatories of the Borrower, the US Holdco and the Acquiror to each of the Acquisition Documents and the Finance Documents is duly authorized to sign such documents in accordance with the constitutional documents of its respective company.

(c)     Binding obligations – Each of the Acquisition Documents and the Finance Documents to which each of the Borrower, the US Holdco and the Acquiror is a party constitutes a legal, valid, binding and enforceable obligation.

(d)     Due authorisation – All authorisations and licenses required to enable each of the Borrower, the US Holdco and the Acquiror lawfully to enter into, exercise its rights and comply with its obligations in the Acquisition Documents and the Finance Documents to which it is a party have been obtained or effected and are in full force and effect.

(e)     Non-conflict with other obligations – The entry into and performance by each of the Borrower, the US Holdco and the Acquiror of, and the transactions contemplated by, the Acquisition Documents and the Finance Documents do not and will not conflict with (i) any law or regulation applicable to such entity, (ii) the constitutional documents of such entity or (iii) any agreement or instrument binding upon such entity.

(f)      No default – No Potential Event of Default, Event of Default or any other default or termination event has occurred and is continuing under any of the Finance Documents or the Acquisition Documents.

(g)     Insolvency – No corporate action, legal proceeding or other procedure or step or creditors’ process has been taken or threatened in relation to each of the Borrower, the US Holdco and the Acquiror. The Borrower’s transaction capability has not been suspended by the Japanese note clearing house (tegata koukanjo). No such action or suspension shall have occurred due to the entry into, performance and delivery of the Acquisition Documents and the Finance Documents by the Borrower, the US Holdco or the Acquiror. Each of the Borrower, the US Holdco and the Acquiror is solvent.

(h)     Financial statements – The Borrower’s financial statements, including the latest securities report and quarterly reports, have been prepared in accordance with the laws of Japan and Japan GAAP, and such financial statements are true and correct in all material respects. There are no liabilities that have not been disclosed or booked in those statements.

(i)      Information and Projections – To the best of the Borrower’s knowledge and belief (i) except (a) as set forth in (1) the information, documents or materials with respect to Target that are publicly available on the U.S. Securities Exchange Commission’s EDGAR database (the Publicly Available Information), (2) the Merger Agreement, as amended and supplemented from time to time and provided to the Lenders or (3) any additional information, documents or materials with respect to Target and/or its subsidiaries specifically designated by the Borrower as a supplement to the Publicly Available Information or Merger Agreement and provided to the Lenders or (b) liabilities incurred by Target in the ordinary course of business, there are no liabilities or obligations of Target or its subsidiaries that have resulted or would reasonably be expected to result in a Company Material Adverse Effect; (ii) all information other than the Projections (as defined below), which has been or is hereafter made available to each of the Facility Agent, the Arranger and the bookrunner or any of its or their subsidiaries, branches or affiliates, but not in its or their capacity as a financial advisor to the Borrower, by the Borrower or on the Borrower’s behalf in connection with the Facilities (the Information), has been reviewed and analyzed by the Borrower in connection with the performance of the Borrower’s own due diligence and is or, in the case of Information made available after the date hereof, will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to the Borrower and necessary in order to make the statements contained therein not misleading (after giving effect to all supplements and updates thereto from time to time); (iii) none of the Information has been or will be provided to any of the recipients above in violation of any confidentiality obligation binding upon the Borrower or upon any party from whom the information was obtained; and (iv) all financial projections, forward-looking statements and other information of a general economic or general industry nature in connection with the Transaction that have been or are hereafter made available to any of the recipients above by the Borrower or the Borrower’s representatives, advisers or affiliates in connection with the Facilities (the Projections) have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon assumptions that the Borrower (or the preparer thereof) believe to be reasonable at the time made.

(j)      Ranking – Any unsecured and unsubordinated claims against any Finance Party under the Finance Documents rank at least pari passu with the claims of all such Finance Party’s other unsecured and unsubordinated creditors, except for those creditors whose claims are mandatorily given priority under applicable law.

(k)     No proceedings pending or threatened – No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a material adverse effect, have been started or, to the best of the Borrower’s knowledge and belief (having made all due and careful enquiry), threatened against it or any of its subsidiaries.

(l)     Anti-social conduct, group and relationship –

No member of the Borrower, its officers, employees or affiliates is classified as an Anti-Social Group, has any Anti-Social Relationship or engages in Anti-Social Conduct, whether directly or indirectly through a third party.

“Anti-Social Conduct” means:

(i)      a demand and conduct with force and arms;

(ii)     an unreasonable demand and conduct having no legal cause;

(iii)   threatening or committing violent behaviour relating to its business transactions;

(iv)    an action to defame the reputation or interfere with the business of any Agent or any Lender by spreading rumour, using fraudulent means or resorting to force; or

(v)     other actions similar or analogous to any of the foregoing in any jurisdiction.

“Anti-Social Group” means:

(i)      an organized crime group (as defined in the Law relating to Prevention of Unjustifiable Acts by Gang Members of Japan (Law No. 77 of 1991, as amended));

(ii)     a member of an organised crime group;

(iii)   a person who used to be a member of an organised crime group but has only ceased to be a member of an organised crime group for a period of less than 5 years;

(iv)    quasi-member of an organised crime group (bouryokudan jun-kosei-in);

(v)     a related or associated company of an organised crime group;

(vi)    a corporate racketeer or blackmailer advocating for a social cause or a special intelligence organised crime group; or

(vii)  a member of any other criminal force similar or analogous to any of the foregoing in any jurisdiction.

“Anti-Social Relationship” means in relation to a person:

(i)      an Anti-Social Group controls its management;

(ii)     an Anti-Social Group is substantively involved in its management;

(iii)   it has entered into arrangements with an Anti-Social Group for the purpose of, or which have the effect of, unfairly benefiting itself or a third party or prejudicing a third party;

(iv)    it is involved in the provision of funds or other benefits to an Anti-Social Group; or

(v)     any of its directors or any other person who is substantively involved in its management has a socially objectionable relationship with an Anti-Social Group.

(m) Shares – The Borrower owns all of the outstanding shares of the US Holdco, and the US Holdco owns all of the outstanding shares of the Acquiror.

(n)     Representations – All of the representations made by the Borrower under the Acquisition Documents and the Finance Documents are true and correct, and there are no facts which may cast doubt on the truth and correctness of those representations.

(o)     No default in other agreements – No potential event of default, event of default or any other default or termination event has occurred and is continuing as to any agreements other than the Finance Documents or the Acquisition Documents to which the Borrower is a party.

Undertakings

The Borrower undertakes, from the date of this Loan Agreement for so long as any amount is outstanding under the Finance Documents or any commitment is in force, that:

(a)     Authorisations and carrying on its business – It shall comply with the provisions of the Acquisition Documents and the Finance Documents and shall ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document or Acquisition Document. It shall obtain, comply with and do all that is necessary to maintain in full force and effect any authorisation required under any applicable law or regulation to enable it to carry on its business, and it shall carry on its business and shall not abandon its entire business.

(b)     Compliance with laws – It shall comply in all respects with all laws to which it may be subject.

(c)     Taxation – It shall pay and discharge all taxes imposed upon it or its assets within the time period allowed.

(d)     Anti-social forces – It shall ensure that it shall not be classified as an Anti-Social Group, have any Anti-Social Relationship or engage in any Anti-Social Conduct, whether directly or indirectly through a third party.

(e)     Negative pledge – It shall not create or permit any security interest over its assets securing claims other than claims under the Finance Documents (to the extent permissible under applicable law, but excluding the security interests created automatically under applicable law or banking security interests created under applicable law or standard terms and conditions).

(f)      No proceeding – It shall not file a petition for dissolution and legal bankruptcy process as to the Borrower.

(g)     No amendments – It shall not amend, modify, waive or consent to take any other similar action to amend, modify or waive the terms of the Finance Documents or the Acquisition Documents in any way that would be materially adverse to the interests of the Lenders (it being understood and agreed that any reduction in the purchase price itself shall not be deemed to be materially adverse).

(h)    Pari passu – It shall not subordinate any claim under this Loan Agreement to any unsecured and unsubordinated claims, except for those creditors whose claims are mandatorily given priority under applicable law.

(i)      Inspection – It shall answer the reasonable inquiries of the Facility Agent and shall consent to inspection by the Facility Agent of the books, records and facilities of the Borrower, the US Holdco and the Acquiror to the extent it will not interfere with their ordinary business.

(j)      Syndication – It shall provide reasonable cooperation in the syndication of the loans, including by providing information.

(k)     Listed company – It shall maintain its status as a listed company on the first section of the Tokyo Stock Exchange.

Reporting Requirements	The Borrower shall be required provide the following information to the Facility Agent:

(a)     (i) quarterly consolidated financial statements of the Borrower to be delivered within 45 days of each quarter end, and (ii) annual audited consolidated financial statements of the Borrower to be delivered within 90 days of each year end;

(b)     (i) details of any litigation or proceedings which would reasonably be expected to have a material adverse effect; (ii) details of any Potential Event of Default or Event of Default; (iii) reasonable details of any breach of the provisions of any of the Acquisition Documents; (iv) information reasonably requested by the Lenders regarding the progress of the Acquisition; (v) notice of any amendment to the Articles of Incorporation (teikan), regulation of the board of directors (torishimariyakukai kisoku) (if any) (or any equivalent thereof) and the commercial registration record (genzai jiko zenbu shomeisho); (vi) changes to year end or quarterly accounting dates; (vii) notice of any other events which may have a material adverse effect on the Borrower’s business; (viii) details of the negotiation of any tax issues with the tax authority relating to the Acquisition; (ix) details of any notices given by competent administrative or judicial authorities describing any possible breach of laws or regulations and (viii) such other information as the Facility Agent may reasonably require;

(c)     any information required to evidence compliance with the Anti-Social Forces requirements;

(d)     any supplemental information necessary to maintain the truth and correctness of the Information and Projections until completion of the syndication; and

(e)     any information required for compliance with all know your customer requirements.

Financial Covenant	The Borrower shall be required to maintain the amount in the net asset column (junshisan-no-bu) of the consolidated financial statement of the Borrower for each year no less than 50% of such amount for the previous financial year.

Event of Default

Each of the events or circumstances set out below is an Event of Default:

Automatic Acceleration:

(a)     Insolvency – The Borrower is unable or admits inability to pay its debts as they fall due (shiharai funou), is deemed to or declared to be unable to pay its debts under applicable law or suspends or threatens to suspend making payments on any of its debts (shiharai teishi). The Japanese note clearing house (tegata koukanjo) orders suspension of the transaction.

(b)     Bankruptcy proceedings – A petition for the commencement of proceedings or procedures relating to the Borrower for legal bankruptcy is filed.

(c)     Dissolution – A resolution for, the adjudication of or an order of dissolution (kaisan) becomes effective, or the Borrower abandons its business.

(d)     Creditors’ process for bank deposit – Any expropriation, attachment, sequestration of, distress to, or execution of any analogous process in any jurisdiction that affects, any bank deposits of the Borrower.

Acceleration by Notice:

(e)     Non-payment – The Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is specified to be payable.

(f)      Misrepresentation – Any representation or statement made or deemed to be made by the Borrower in the Finance Documents is or proves to have been incorrect or misleading.

(g)     Breach of Finance Documents – The Borrower breaches its duties under the Finance Documents (other than the duties stated in (e) above) and does not cure such breach within 5 business days.

(h)     Conditions precedent – Any of the conditions precedent to the existing loans has not been satisfied (excluding any conditions that are waived).

(i)      Cross default – Any financial indebtedness of the Borrower is not paid when due, including upon acceleration. Any non-financial indebtedness in an amount exceeding JPY100,000,000 is not paid when due, including upon acceleration.

(j)      Approvals – Competent authorities (i) order the Borrower to suspend its business, which may have a material adverse effect on the Borrower’s business, or (ii) rescind any license or approval the Borrower requires to conduct its business. Any other events which may have a material adverse effect on the Borrower’s business.

(k)     In addition and similar to the above, the Borrower is reasonably and objectively required to secure the rights of the Lenders upon any event that has a material adverse effect on the Borrower’s business, assets and financial status.

Conditions Precedent	The funding of the first drawdown is subject to the following conditions, among others:

•        the conditions to Acquiror’s obligation to purchase shares of Target pursuant to the Merger Agreement shall have been satisfied in all material respects without giving effect to any amendment, modification or waiver thereof which is materially adverse to the Lenders, the Facility Agent or the Arranger without their prior written consent;

•        Acquiror shall have accepted for purchase shares of the Target pursuant to the Offer in accordance with the Merger Agreement representing at least two-thirds (66 2/3%) of the shares of the Target on a fully diluted basis, as determined in accordance with the Merger Agreement;

•        the terms of the Merger Agreement shall not have been amended, modified or waived without the Lenders’ consent, in each case other than any amendments, modifications or waivers that are not materially adverse to the Lenders;

•        the satisfaction of other customary conditions, including among others, (i) the execution of definitive financing documentation and other documentation entered into in connection with the Offer and the Merger, (ii) the delivery of structure charts, corporate records and documents from public officials, a legal opinion, a solvency certificate and “know your customer” documentation and information, (iii) the payment of fees and expenses and (iv) the accuracy of specified representations and warranties in the facilities documentation (including the representations and warranties above, but excluding the representations and warranties as to Financial statements, Shares, Representations and No default in other agreements).

The funding of the second drawdown is subject to the following conditions, among others:

•        the conditions similar to the first drawdown are satisfied; and

•        the Merger shall be consummated in accordance with the Merger Agreement concurrently with or within a reasonable time period following the funding of the facilities, without giving effect to any amendment, modification or waiver thereof or any consent thereunder that is materially adverse to the Lenders, the Facility Agent or the Arranger without their prior written consent (it being understood that any reduction in the purchase price shall not be deemed to be materially adverse).

Transferability	No assignment or transfer by the Borrower. Lenders free to assign/transfer participations in the relevant facilities after consultation with the Borrower.

Governing Law and Jurisdiction

Laws of Japan; provided, however, that it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred) and (b) the determination of the accuracy of any Specified Merger Agreement Representation and whether as a result of any inaccuracy thereof the Borrower has, or its affiliate has, the right to terminate its or its affiliate’s obligations under the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, to the extent permissible and available under the applicable laws.

The Tokyo District Court has exclusive jurisdiction to settle any dispute arising out of or in connection with this Loan Agreement. This submission to jurisdiction is for the benefit of the Lenders and the Facility Agent and the Lenders and the Facility Agent shall not be prevented from taking proceedings relating to a dispute in any other courts with jurisdiction.

Defined Terms

“Acquisition” means the Offer and the Merger, collectively.

“Acquisition Documents” means the Merger Agreement and other documents relating to the Acquisition.

“Company Material Adverse Effect” means any material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of the Target and its Subsidiaries, taken as a whole, or (ii) the ability of the Target to perform its obligations under the Merger Agreement or to effect the Merger, excluding for the purpose of clause (i) any such adverse effect resulting from or arising out of: (A) the announcement, pendency or consummation of the Offer or the Merger (including any loss of or adverse change in the relationship of the Target and its Subsidiaries with their respective employees, customers, partners or suppliers related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Target or any facts or circumstances concerning Parent or any of its Affiliates; (C) general economic, financial market or political conditions; (D) general conditions in the industry in which the Target and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (E) any changes (after the date hereof) in GAAP or Applicable Law (or interpretations thereof); (F) any adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy by, the FDA or any other

Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof; (G) the determination by, or the delay of a determination by, any Governmental Authority (other than the FDA), or any panel or advisory body empowered or appointed thereby, in each case, after the date of the Merger Agreement, with respect to the approval or non-approval of any of the Target’s or its Subsidiaries’ products which have not, as of the date of this hereof, been approved or cleared by such Governmental Authority; (H) (1) any recall of any Medical Device by the FDA, other than any recall that has resulted in or would reasonably be expected to result in the incurrence by the Target of direct costs (as determined in accordance with GAAP consistently applied) exceeding $7,500,000, in which case the full extent of the effects of such recall shall be taken into account in determining whether or not there has been a Company Material Adverse Effect, and (2) any issuance of a warning letter by the FDA or the receipt of Form 483 observations from the FDA, other than a corporate-wide warning letter from the FDA; (I) the taking of any specific action, or refraining from taking any specific action, in each case at the written direction of Parent or as expressly required by this Agreement; (J) any Stockholder Litigation; (K) any acts of terrorism or war or any weather-related event, fire or natural disaster or any escalation thereof; or (L) any failure by the Target to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Shares (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether there is a Company Material Adverse Effect has occurred); provided, further, in the case of clauses (C), (D) and (E), such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Target and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Target and its Subsidiaries operate, in which case the entire incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect. Capitalized terms used and not defined in the definition of “Company Material Adverse Effect” shall have the same meaning set forth in the Merger Agreement.

“Finance Documents” means this Loan Agreement and the relevant commitment letter.

“Merger” means the merger between the Target and the Acquiror in accordance with the Acquisition Documents and applicable laws.

“Merger Agreement” means the merger agreement between the Acquiror, the US Holdco and the Target in relation to the Acquisition.

“Offer” means the tender offer as to the Target shares in accordance with the Acquisition Documents and applicable laws.

“Potential Event of Default” means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Specified Merger Agreement Representations” means the representations and warranties made by or with respect to the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower has (or its applicable affiliate has) the right to terminate its obligations under the Merger Agreement or decline to consummate the Acquisition as a result of a breach of such representations and warranties.